Exhibit 99.1

Execution Version

Underwriting Agreement

June 10, 2024

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

BofA Securities, Inc.

114 W47th Street

NY8-114-07-01

New York, NY 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, NY 10281

SMBC Nikko Securities America, Inc.

277 Park Avenue

New York, NY 10172

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom J.P. Morgan Securities LLC is acting as representative (the “Representative”), $500,000,000 principal amount of its 6.000% Notes due 2034 (the “2034 Notes”) and $500,000,000 principal amount of its 6.350% Notes due 2054 (the “2054 Notes”) having the terms set forth in Schedule 2 hereto (the “Securities”). The Securities will be issued pursuant to the Indenture dated as of June 1, 2015, among the Company, Wilmington Trust, National Association as trustee (the “Trustee”) and Citibank, N.A. as securities administrator (the “Securities Administrator”), as supplemented by a supplemental indenture to be dated as of June 17, 2024 (the “Indenture”). The non-U.S. affiliates of the Underwriters are set forth in Schedule 5 hereto.

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 99.409% for the 2034 Notes and a price equal to 98.449% for the 2054 Notes, both of the principal amount thereof, plus accrued interest, if any, from June 17, 2024 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representative is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 5:46 P.M., New York City time, on June 10, 2024. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Allen Overy Shearman Sterling LLP at 10:00 A.M., New York City time, on June 17, 2024, or at such other time or place on the same or such other date, not later than the third business day thereafter, as the Representative and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representative not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information (the “Underwriter Information”) relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Base Prospectus included therein, the Preliminary Prospectus or any Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the front and back cover pages in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the table and in the third paragraph, the fourth paragraph, the second sentence of the seventh paragraph, the eighth paragraph, and the ninth paragraph and in “Other Relationships” under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus, and the following information in the final Pricing Term Sheets, each dated June 10, 2024: (i) the names of the Underwriters; (ii) the Spread to Benchmark Treasury, (iii) Benchmark Treasury and (iv) the Benchmark Treasury Price and Yield.

Notices to the Underwriters shall be given at: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179; BofA Securities, Inc., 114 W47th Street, NY8-114-07-01, New York, NY 10036, Fax: (646) 855-5958, Attention: High Grade Transaction Management/Legal dg.hg_ua_notices@bofa.com; Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, Attention: General Counsel, Fax: (646) 291-1469; Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Registration Department, Fax: (212) 902-9316, Email: registration-syndops@ny.email.gs.com; RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281, Telephone: (212) 618-7706, Email: TMGUS@rbccm.com, Attention: DCM Transaction Management/Scott Primrose; SMBC Nikko Securities America, Inc., 277 Park Avenue, New York, NY 10172.

All provisions contained in the document entitled ArcelorMittal Underwriting Agreement Standard Provisions (the “Standard Provisions”), which was filed as Exhibit 1.1 to the Registration Statement on Form F-3 dated April 8, 2024 (File No. 333-278551), are incorporated by reference herein in their entirety and shall be deemed to be applicable and a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that: (i) if any term defined in such Standard Provisions is otherwise defined herein, the definition set forth herein shall control; (ii) Section 1 of the Standard Provisions is completed by the following file number of the Registration Statement: File No. 333-278551; (iii) the phrase “, currently consisting of the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic and Crimea region of Ukraine, the Kherson or Zaporizhzhia regions of Ukraine (in each case to the extent that such areas of Kherson or Zaporizhzhia are under control of Russia), Cuba, Iran, Syria and North Korea” shall be inserted after the word “territory” in Section 3(dd)(a)(ii) of the Standard Provisions; (iv) the phrase “(x) on and as of the date hereof and the Closing Date, from an authorized representative of the Company who has knowledge of the Company’s financial matters and is reasonably satisfactory to the Representative, a certificate substantially in the form of Annex E hereto, and (y)” shall be inserted after the word “received” in Section 6(e) of the Standard Provisions; (v) the phrase “U.S. federal or New York State authorities” in clause (iii) of Section 8 of the Standard Provisions shall be deleted and replaced with the phrase “the authorities of any of the U.S. (federal or New York State) or Luxembourg”; and (vi) the phrase “Except as described in the Registration Statement, the Time of Sale Information and the Prospectus,” shall be inserted before the words “The Company” in each such case in Section 3(cc) of the Standard Provisions; and (vii) the following provisions do not apply: Sections 5(e), (f), (j) and (k), Section 17, Section 18, and Section 20(g). For certainty, Sections 5(d) and (i), and Section 16 and Section 19 do apply.

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In addition, the Company represents and warrants to each Underwriter that the Company’s condensed consolidated statements of financial position, condensed consolidated statement of operations and condensed consolidated statements of cash flows, and the footnotes thereto, as of and for the three months ended March 31, 2024 furnished on the Company’s Report of Foreign Private Issuer on Form 6-K dated May 28, 2024, incorporated by reference in the Time of Sale Information, Preliminary Prospectus and the Prospectus present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial information has been prepared in accordance with IFRS as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods covered thereby.

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature to this agreement may be delivered by facsimile, electronic mail (including Adobe pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Agreement. Each of the Underwriters represents and warrants that it has the corporate capacity and authority to execute this Agreement through electronic means and there are no restrictions for doing so in that Underwriter’s constitutive documents.

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If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By:	/s/ Maureen Baker
	Name:	Maureen Baker
	Title:	Head Funding

By:	/s/ Philippe Noury
	Name:	Philippe Noury
	Title:	Group Treasurer

Accepted: June 10, 2024

J.P. MORGAN SECURITIES LLC

By	/s/ Som Bhattacharyya
Executed Director

BofA SECURITIES, INC.

By	/s/ Douglas A. Muller
Managing Director

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Adam D. Bordner
Managing Director

GOLDMAN SACHS & CO. LLC

By	/s/ Joanna Sedlak
Vice President

RBC CAPITAL MARKETS, LLC

By	/s/ Scott G. Primrose
Authorized Signatory

SMBC NIKKO SECURITIES AMERICA, INC.

By	/s/ Thomas Bausano
Managing Director

Schedule 1

Underwriter	Principal Amount of the 2034 Notes	Principal Amount of the 2054 Notes
J.P. Morgan Securities LLC	$83,335,000	$83,335,000
BofA Securities, Inc.	$83,333,000	$83,333,000
Citigroup Global Markets Inc.	$83,333,000	$83,333,000
Goldman Sachs & Co. LLC	$83,333,000	$83,333,000
RBC Capital Markets, LLC	$83,333,000	$83,333,000
SMBC Nikko Securities America, Inc.	$83,333,000	$83,333,000
Total	$500,000,000	$500,000,000

Schedule 2

Debt Securities

Underwriters and Address for Notices:

Notices to the Underwriters shall be given at:

J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179.

BofA Securities, Inc., 114 W47th Street, NY8-114-07-01, New York, NY 10036, Fax: (646) 855-5958, Attention: High Grade Transaction Management/Legal dg.hg_ua_notices@bofa.com.

Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, Attention: General Counsel, Fax: (646) 291-1469.

Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Registration Department, Fax: (212) 902-9316, Email: registration-syndops@ny.email.gs.com.

RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281, Telephone: (212) 618-7706, Email: TMGUS@rbccm.com, Attention: DCM Transaction Management/Scott Primrose.

SMBC Nikko Securities America, Inc., 277 Park Avenue, New York, NY 10172.

Certain Terms of the Securities:

2034 Notes:

Title of Securities: 6.000% Notes due 2034

Aggregate Principal Amount of Securities: $500,000,000

Maturity Date: June 17, 2034, unless earlier redeemed

Interest Rate: 6.000% per annum

Interest Payment Dates: June 17 and December 17, commencing December 17, 2024

Record Dates: June 3 and December 3

Redemption Provisions: Make whole call at Treasury plus 25 basis points; Par Call Date of March 17, 2034; Tax redemption at 100%

Change of Control: 101%

2054 Notes:

Title of Securities: 6.350% Notes due 2054

Aggregate Principal Amount of Securities: $500,000,000

Maturity Date: June 17, 2054, unless earlier redeemed

Interest Rate: 6.350% per annum

Interest Payment Dates: June 17 and December 17, commencing December 17, 2024

Record Dates: June 3 and December 3

Redemption Provisions: Make whole call at Treasury plus 30 basis points; Par Call Date of December 17, 2053; Tax redemption at 100%

Change of Control: 101%

Schedule 3

Time of Sale Information

1.       Pricing term sheets containing the terms of the Securities, substantially in the form of Schedule 4.

Schedule 4

Final Term Sheet

ArcelorMittal

$500,000,000 6.000% Notes due June 17, 2034

This final term sheet dated June 10, 2024, relates only to the securities described below and should be read together with the preliminary prospectus supplement dated June 10, 2024, and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Offering Format:	SEC-Registered
Ranking:	Senior, Unsecured
Security Description:	6.000% Notes due June 17, 2034
Size:	$500,000,000
Price:	99.859% of face amount
Maturity Date:	June 17, 2034, unless earlier redeemed
Coupon:	6.000% per annum, Fixed, Semi-annual
Yield to Maturity:	6.019%
Benchmark Treasury:	UST 4.375% due May 15, 2034
Benchmark Treasury Price and Yield:	99-08;4.469%
Spread to Benchmark Treasury:	155 bps
Interest Payment Dates:	June 17 and December 17, commencing December 17, 2024
Total Net Proceeds Before Expenses:	The net proceeds of the Notes offering, after deduction of the underwriting discount of approximately $2,250,000, amount to approximately $497,045,000.
Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering for general corporate purposes.
Optional Redemption:	(i) make-whole call, in whole or in part, at any time prior to the Par Call Date and (ii) on or after the Par Call Date, in whole or in part, at a redemption price equal to 100% of the principal amount, in each case plus accrued and unpaid interest thereon, if any, up to (but excluding) the redemption date.
Redemption for Taxation Reasons:	ArcelorMittal may redeem all but not in part of the Notes for one or more certain taxation reasons (each as described in the Preliminary Prospectus Supplement), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest (including any additional amounts) thereon, if any, up to (but excluding) the redemption date.
Change of Control:	101%
Make-whole Spread:	T+25 bps
Par Call Date:	March 17, 2034
Trade Date:	June 10, 2024
Settlement Date:	T+5; June 17, 2024
CUSIP:	03938LBG8
ISIN:	US03938LBG86
Denominations/Multiple:	$2,000 x $1,000
Expected Security Ratings:	[intentionally omitted]

Underwriters:	Joint Book-Running Managers BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.
Listing:	None
Governing Law:	The indenture and the Notes will be governed by the laws of the State of New York. The provisions of articles 470-1 to 470-19 of the Luxembourg law of August 10, 1915, on commercial companies, as amended, do not apply to the Notes

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by calling collect at 1-212-834-4533; BofA Securities, Inc. by calling toll free: 1-800-294-1322; Citigroup Global Markets Inc. by calling toll-free: 1-800-831-9146; Goldman Sachs & Co. LLC by calling toll-free: 1-866-471-2526; RBC Capital Markets, LLC by calling toll-free: 1-866-375-6829; or SMBC Nikko Securities America, Inc. by calling toll free: 1-888-868-6856.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

The underwriters expect to deliver the Notes on or about June 17, 2024, which will be five business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the Notes (this settlement cycle is being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$500,000,000 6.350% Notes due June 17, 2054

This final term sheet dated June 10, 2024, relates only to the securities described below and should be read together with the preliminary prospectus supplement dated June 10, 2024, and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Offering Format:	SEC-Registered
Ranking:	Senior, Unsecured
Security Description:	6.350% Notes due June 17, 2054
Size:	$500,000,000
Price:	99.324% of face amount
Maturity Date:	June 17, 2054, unless earlier redeemed
Coupon:	6.350% per annum, Fixed, Semi-annual
Yield to Maturity:	6.401%
Benchmark Treasury:	UST 4.250% due February 15, 2054
Benchmark Treasury Price and Yield:	94-11;4.601%
Spread to Benchmark Treasury:	180 bps
Interest Payment Dates:	June 17 and December 17, commencing December 17, 2024
Total Net Proceeds Before Expenses:	The net proceeds of the Notes offering, after deduction of the underwriting discount of approximately $4,375,000, amount to approximately $492,245,000.
Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering for general corporate purposes.
Optional Redemption:	(i) make-whole call, in whole or in part, at any time prior to the Par Call Date and (ii) on or after the Par Call Date, in whole or in part, at a redemption price equal to 100% of the principal amount, in each case plus accrued and unpaid interest thereon, if any, up to (but excluding) the redemption date.
Redemption for Taxation Reasons:	ArcelorMittal may redeem all but not in part of the Notes for one or more certain taxation reasons (each as described in the Preliminary Prospectus Supplement), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest (including any additional amounts) thereon, if any, up to (but excluding) the redemption date.
Change of Control:	101%
Make-whole Spread:	T+30 bps
Par Call Date:	December 17, 2053
Trade Date:	June 10, 2024
Settlement Date:	T+5; June 17, 2024
CUSIP:	03938LBH6
ISIN:	US03938LBH69
Denominations/Multiple:	$2,000 x $1,000
Expected Security Ratings:	[intentionally omitted]

Underwriters:	Joint Book-Running Managers BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.
Listing:	None
Governing Law:	The indenture and the Notes will be governed by the laws of the State of New York. The provisions of articles 470-1 to 470-19 of the Luxembourg law of August 10, 1915, on commercial companies, as amended, do not apply to the Notes

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by calling collect at 1-212-834-4533; BofA Securities, Inc. by calling toll free: 1-800-294-1322; Citigroup Global Markets Inc. by calling toll-free: 1-800-831-9146; Goldman Sachs & Co. LLC by calling toll-free: 1-866-471-2526; RBC Capital Markets, LLC by calling toll-free: 1-866-375-6829; or SMBC Nikko Securities America, Inc. by calling toll free: 1-888-868-6856.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

The underwriters expect to deliver the Notes on or about June 17, 2024, which will be five business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the Notes (this settlement cycle is being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Schedule 5

Non-U.S. Affiliates of Underwriters and Addresses

J.P. Morgan Markets Limited

25 Bank Street

Canary Wharf

London

E14 5JP

United Kingdom

J.P. Morgan Dublin plc

200 Capital Dock

79 Sir John Rogerson’s Quay

Dublin 2

Ireland

BofA Securities Europe SA

51 rue La Boétie

75008 Paris

France

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Goldman Sachs International

Plumtree Court

25 Shoe Lane

London EC4A 4AU

United Kingdom

RBC Europe Limited

100 Bishopsgate

London EC2N 4AA

United Kingdom

SMBC Bank EU AG

Neue Mainzer Straße 52-58

60311 Frankfurt am Main

Germany

Annex E

Form of CFO Certificate